18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2912.2500 Fax: +852.2912.2600 www.lw.com 香港中環康樂廣場八號交易廣場第一座十八樓 FIRM / AFFILIATE OFFICES
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CONFIDENTIAL	London	Singapore
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Mr. Nicholas Lamparski

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc

Draft Registration Statement on Form F-1

CIK No. 0001857816

Dear Mr. Lamparski, Ms. López, Ms. Nakada and Mr. Jones:

On behalf of our client, GigaCloud Technology Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 22, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 21, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review. The Revised Draft Registration Statement also reflects (i) the inclusion of the Company’s unaudited interim financial statements for the three months ended March 31, 2020 and 2021, and (ii) updates relating to the interim financial results and other recent developments.

Resident Partners: Josef S. Athanas Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Simon J. Cooke	Simon M. Hawkins Sungjin Kang Howard K. H. Lam Posit Laohaphan Catherine M. McBride Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Ing Loong Yang Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Benjamin B. R. Carale (New York) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California)	Benjamin P. Su (New York) Richard Watkins (England & Wales) Daying Zhang (New York)

July 2, 2021

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and one copy of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Overview, page 2

1.

Please balance your disclosure in the prospectus summary about your significant growth over the last two years by disclosing the positive impact that COVID-19 has had on your growth. In this regard, we only note a brief mention of how COVID-19 has accelerated the trend of consumers purchasing products online “in the core large parcel categories including furniture and home appliance.” Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Corporate History and Structure, page 7

2.

Please revise your disclosure here and in your Corporate History and Structure section to clarify the reason or reasons for using the VIE structure for your business, including whether there was any reason why the VIE structure was required to accommodate your current business model. As a related matter, we note that in July 2018 and February 2021 you obtained 100% of the equity interests in DAIKENUNSOH Co., Ltd. and Suzhou Dajianyun Transport Co., Ltd. (“Suzhou Giga Cloud”), respectively. Please explain to us the facts and circumstances that lead to the termination of these VIE structures, including any changes in PRC or Japanese regulations that may have prompted these changes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 85 and 86 of the Revised Draft Registration Statement. The Company has included an explanation of the legacy reasons why the VIE structure was adopted (see pages 8, 85 and 86) and also disclosure pertaining to that the Company intends to continue the corporate restructuring without any disruption to its business towards directly owning its VIE entities (see page 86).

The Company respectfully advises the Staff that DAIKENUNSOH Co., Ltd. and Suzhou Giga Cloud are engaged in international freight forwarding business and there is no PRC or Japanese regulations that restrict or prohibit foreign ownership in this regard. The terminations of the VIE structures of DAIKENUNSOH Co., Ltd. and Suzhou Giga Cloud were part of the Company’s corporate restructuring to directly hold any VIE structures where any restructuring effort will not have an operational impact on the group. The Company respectfully submits that there are no changes in PRC or Japanese regulations that have prompted these changes.

July 2, 2021

3.

Please revise your diagram on pages 8 and 81 to ensure it is consistent with the disclosure throughout your registration statement. In this regard, we note your disclosure on page 80 that you “conduct [y]our business operations across 11 subsidiaries and seven consolidated VIEs.” We also note your references to “VIEs in the PRC” throughout your registration statement. However, the diagram illustrating your corporate structure appears to suggest that you conduct your operations across eight subsidiaries and four VIEs and the lines depicting contractual relationships are not used with the PRC entities identified in your diagram, suggesting you have no VIEs in the PRC. We also note your disclosure on page 82 that in July 2018 you acquired the equity interests in DAIKENUNSOH Co., Ltd., which then became a wholly-owned subsidiary of your company. However, it does not appear that DAIKENUNSOH Co., Ltd. is included in your corporate structure diagram.

As a related matter, we note your disclosure on page 82 that seven of your control agreements are still effective. Please revise to disclose what VIEs these control agreements are related to. Also, to the extent applicable, revise the diagram to identify the WFOEs.

The Company respectfully advises the Staff that, among the total of 11 subsidiaries and seven consolidated VIEs of the Company, eight of the subsidiaries are its principal subsidiaries and four of the consolidated VIEs are its principal consolidated VIE, as the Company believes these principal subsidiaries and VIEs are significant to its business. The chart sets forth on pages 8 and 85 identifies the Company’s significant subsidiaries and consolidated VIEs in accordance with Item 4 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 83 and 85 of the Revised Draft Registration Statement to disclose the principal VIEs.

In response to the Staff’s comments regarding the references to “VIEs in the PRC”, the Company has revised the disclosure in the Revised Draft Registration Statement to remove such references. The Company respectfully confirms the Staff that the prior VIE in the PRC, namely Suzhou Giga Cloud, was restructured in 2021 and have become the Company’s wholly owned subsidiary since February 2021.

The Company respectfully advises the Staff that the Company did not treat DAIKENUNSOH Co., Ltd. as a principal subsidiary and did not include such entity in the corporate structure chart identifying only the principal subsidiaries and principal consolidated VIEs, as such entity accounts for an immaterial amount of assets and revenue and is operationally insignificant to the Group. As such, the Company respectfully advises the Staff that the Company has removed such disclosure on pages 85 and 86 of the Revised Draft Registration Statement.

July 2, 2021

The Company respectfully advises the Staff that, a summary of the control agreements is set forth in “Corporate History and Structure—Contractual Arrangements with Our Consolidated VIEs and their Shareholders” from page 85 to page 87 of the Revised Draft Registration Statement. In addition, the control agreements are directly entered into between GigaCloud Technology, the Cayman holding company and the potential issuer in this offering, and each shareholder of the Company’s VIEs. As such, there is no WFOE, which is an investment vehicle used by non-PRC persons to hold PRC assets through a foreign-owned company. The Company no longer has a PRC VIE.

4.

We note your disclosure that you have “contractual arrangements with [y]our consolidated VIEs and their shareholders.” Please expand your disclosure here, and in the Business section, to identify these shareholders.

In response to the Staff’s comment, the Company has revised the disclosures on page 86 of the Revised Draft Registration Statement to include the names of the current shareholders of the Company’s principal consolidated VIEs.

Risk Factors

Risks Related to Doing Business in China, page 42

5.

Please consider the addition of risk factor disclosure relating to the regulatory environment in China, including disclosure on (i) how intellectual property rights and protections may be insufficient for your material intellectual property in China and (ii) how the increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact your operations. Refer to CF Disclosure Guidance: Topic No. 10 for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 34, 35, 45 and 46 of the Revised Draft Registration Statement.

We could be adversely affected by political tensions..., page 42

6.

We note your disclosure that you “do not currently export any of [y]our product candidates to the U.S.” Please reconcile this statement with your disclosure that a “substantial part of [y]our revenues is derived from the U.S” and that you “sell [y]our own inventory, or 1P, through the GigaCloud Marketplace and to and through third-party ecommerce websites, such as Rakuten in Japan, Amazon and Walmart in the U.S.”

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

July 2, 2021

Risks Related to the ADSs and this Offering

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 65

7.

We note your disclosure that “[n]o condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder” (emphasis added). Please revise your registration statement to remove the limiting language underlined above, so your disclosure conveys that the jury waiver provision in your deposit agreement does not serve as a waiver of compliance with any and all U.S. federal securities laws, rules, and regulations.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Revised Draft Registration Statement.

Your rights to pursue claims against the depositary..., page 65

8.

Your risk factor disclosure on page 65 indicates that your deposit agreement will contain an exclusive forum provision designating state or federal courts in New York, New York as the exclusive forum to hear and determine claims arising under the deposit agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Revised Draft Registration Statement.

Our dual-class voting structure will limit your ability..., page 69

9.	Please describe here, or elsewhere as appropriate, the dilutive effect on the Class A holders that will occur as the result of future conversion of Class B ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 96

10.

We note your disclosure that “[i]n 2021, [you] launched a remorse protection program that covers up to 60% of the buyers’ logistics costs of returns from end customers.” To provide additional context for investors, please further discuss the terms of this program and the expected impact it will have on your financial condition, results of operations and cash flows, if material. In this regard, we note your disclosure that this is “an attractive service offering to [y]our buyers and a program unavailable on most other platforms.”

July 2, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement.

Key Components of Results of Operations

Cost of Revenues, page 96

11.

We note in regard to your off-platform ecommerce revenue that you use third party websites. Please tell us whether you incur any expenses for the use of these websites, and if so, where they are reported in the statement of comprehensive income.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and F-19 of the Revised Draft Registration Statement.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Gross Profit and Gross Margin, page 101

12.

Please explain to us with a view to disclosing how your gross margin increased from 18.1% in 2019 to 27.3% in 2020 due to the increase in your revenues as your GigaCloud Marketplace grew that you cite.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.

Liquidity and Capital Resources

Operating Activities, page 103

13.

Your disclosure appears to focus on how the amount for cash of operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. The analysis should address and quantify the significant drivers underlying the change and how they impact operating cash. Refer to the lead in paragraphs of Item 5 of Form 20-F, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance. Please revise your disclosure as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

Business, page 112

14.

Please include a description of the general terms of your agreements with third-party merchants, including the general fee structure, duration and termination provisions of such agreements. In this regard, we note your disclosure on page 21 regarding the importance of third-party merchants on your business.

July 2, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Draft Registration Statement.

15.

We note your disclosure on page 119 that “[i]n September 2020, we launched our supply chain financing services to select qualified sellers.” Please discuss here or elsewhere in your filing, the financing services you are providing. For example, discuss the terms of the financing provided and address the expected effect on your financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 129 of the Revised Draft Registration Statement.

Business Overview, page 112

16.

Please clarify whether you have entered into any agreements with the shipping, trucking, and freight service providers you reference on page 112. In this regard, we note your disclosure that you “maintain partnerships with several major shipping, trucking and freight service providers.” Please indicate the general terms of such agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

Regulation, page 127

17.

We note that your discussion of government regulations in this section does not extend beyond China and Japan. Please include a discussion of the regulatory environment for any foreign market you deem to be material or otherwise advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 135, 145 and 146 of the Revised Draft Registration Statement.

18.

We note your disclosure of PRC regulations that restrict or prohibit foreign ownership in China. Please revise to disclose which parts of the company’s business fall within these restrictions and prohibitions, if any. For example, discuss whether Oriental Standard Network Technology (Suzhou) Co., Ltd. would be able to have any foreign ownership.

In response to the Staff’s comment, the Company respectfully advises the Staff that as of this date hereof, none of the business operated by the Company’s PRC subsidiaries, including Oriental Standard Network Technology (Suzhou) Co., Ltd., is subject to PRC regulations that restrict or prohibit foreign ownership in China.

Principal Shareholders, page 149

19.

Please revise the footnotes to your beneficial ownership table on pages 149-50 to identify the natural person(s) with voting and/or investment control over HUA YUAN INTERNATIONAL LIMITED and Hong Kong Red Star Macalline Universal Home Furnishings Limited. For guidance, refer to Item 403 of Regulation S-K.

July 2, 2021

In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Revised Draft Registration Statement.

Description of Share Capital

Ordinary Shares, page 153

20.

We note your disclosure that your Class A ordinary shares and Class B ordinary shares will rank pari passu with one another. Please clarify how your Class A and Class B ordinary shares will have different voting and conversion rights while still ranking pari passu with one another.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Revised Draft Registration Statement.

Consolidated Statements of Comprehensive Income, page F-6

21.	Please present separately revenues, and associated cost of revenues, of tangible products, rental of space and services as required by Rule 5-03(b)(1) and (2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-6 and F-44 of the Revised Draft Registration Statement.

General

22.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

23.

Please revise your prospectus cover page to disclose that your officers and directors and certain affiliated shareholders will own a substantial majority of your ordinary shares following the offering. As a related matter, please disclose whether you will be deemed a “controlled company” as defined by the market on which you intend to list your shares and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

July 2, 2021

In response to the Staff’s comment, the Company expects that once the supervoting structure is implicated, the registrant will become a controlled company of which more than 50% of its voting power will be held by its founder. The Company has revised the disclosure on the cover of the prospectus, page 10 and page 72 of the Revised Draft Registration Statement.

24.	Please file each of your VIE Agreements as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the account control agreements which the Company entered into with each of its consolidated VIEs and those VIEs’ shareholders are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details. The Company has filed the form of such account control agreement with a schedule identifying the currently effective account control agreements entered into with the Company’s four material VIEs and setting forth the material details in which such documents differ from the document a copy of which is filed, pursuant to Instruction 2 to Item 601 of Regulation S-K.

*    *    *

July 2, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell). Questions pertaining to accounting and auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ Benjamin Su
Benjamin Su

Enclosure

c.c.	Larry Lei Wu, Chief Executive Officer, GigaCloud Technology Inc

Joseph Ichih Huang, Chief Financial Officer, GigaCloud Technology Inc

Ciro Wang, Partner, KPMG Huazhen LLP

Richard D. Truesdell, Jr., Esq., Partner, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Esq., Partner, Davis Polk & Wardwell LLP